Exhibit 2.21

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and certain provisions of our articles of association are summaries and do not purport to be complete. The description is qualified by reference to our corporate documents, copies of which are filed with the SEC as exhibits to the Annual Report on Form 20-F of which this Exhibit forms a part.

Authorized Share Capital. Our authorized share capital is 250,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class. As of December 31, 2018, we had 16,009,264 ordinary shares outstanding (after giving effect to a reverse share split of our ordinary shares, at an exchange ratio of 1-for-20, which was completed on January 4, 2019, which ordinary shares would be represented by 16,009,264 of our ADSs) and no non-voting senior preferred shares outstanding, and as of March 6, 2020 we had 30,485,588 ordinary shares outstanding (which would be represented by 30,485,588 of our ADSs) and no non-voting senior preferred shares outstanding. The above amounts include one dormant ordinary share held in treasury.

Ordinary Shares

The following is a description of our ordinary shares.

The ordinary shares do not have preemptive rights, preferred rights or any other right to purchase our securities. Neither our amended and restated articles of association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Transfer of Shares. Our fully paid ordinary shares may generally be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded.

Notices. Under the Companies Law, and regulations promulgated thereunder, and our amended and restated articles of association, we are required to publish notices on our website, at least 21 days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Companies Law, we are required to publish notices on our website at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting slips. Regulations under the Companies Law exempt companies whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Companies Law. These regulations exempt us from some of the requirements of the Israeli proxy regulations, under certain circumstances.

According to the Companies Law and the regulations promulgated thereunder, as applicable to the Company, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

Election of Directors. Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder) (“Maximum Number”). The majority of the members of the Board shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in the Company as of the record date established for the applicable general meeting of our shareholders (“Special Majority”). Our directors shall generally be nominated by our Board of Directors, and then appointed at our general meeting of shareholders with a regular majority. In accordance with our amended and restated articles of association, the directors elected to serve are divided into three classes, with each class comprising one-third of the members of our Board of Directors (the “Board”) (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class”). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule. In the annual general meeting of our shareholders that will take place each year, the shareholders shall be entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number. The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

Dividend and Liquidation Rights. Subject to preferences that may be applicable to any then outstanding preferred shares, our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount of shares held by the shareholders. In the event of our liquidation, the liquidator may, with the general meeting’s approval, and subject to any preferences that may be applicable to any then outstanding preferred shares, distribute parts of our property in specie among the shareholders and he or she may, with similar approval, deposit any part of our property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above, deems fit.

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or by voting slip indicating the way in which he or she is voting, who hold or represent, in the aggregate, at least 25% of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum except where such meeting was called at the demand of shareholders. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves.

Annual general meetings of our shareholders are to be held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. Our board of directors may call special general meetings of shareholders. The Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of our issued share capital and at least 1% of the voting rights, or of shareholders holding at least 5% of our voting rights, subject to the provisions set forth in our amended and restated articles of association.

An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution.

Allotment of Shares. Our Board of Directors has the power to allot or to issue shares to any person, with restrictions and condition as it deems fit.

Board of Directors

Under our amended and restated articles of association, resolutions by the Board of Directors shall be decided by a majority of votes of the directors present, or participating, in the case of voting by media, and voting, each director having one vote. In the event of a tie, the chairman of the Board does not hold a casting vote.

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are required to appoint at least two external directors.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including NASDAQ, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in July 2016, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under Section 1 of the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NASDAQ, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors.

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee or the compensation committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, audit committee and shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting.

Under the provisions of the Companies Law, whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction as defined in the Companies Law. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, they shall be allowed to participate and vote on this matter, but the approval of the transaction by the shareholders in the general meeting is required.

According to the Companies Law, an arrangement between the company and its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as an arrangement between the company and its directors on conditions of their employment, in other capacities, generally requires the approval of the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), the board of directors, and the shareholders.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such exempt extraordinary transactions must however be approved by both the board of directors and the audit committee. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors agree that such arrangements are solely for the benefit of the company, provided that the compensation due under such arrangements does not exceed the compensation sums prescribed for external directors under applicable companies regulations. Employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors’ and officers’ insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The Board, following the prior determination of the Audit Committee or Compensation Committee, as applicable, may also determine that the compensation being offered to certain office holders (including directors) is an engagement which, pursuant to the leniencies set forth in the Relief Regulations, can be entered into by a company immediately, with the approval by the shareholders being deferred to the next shareholder meeting to be called by the Company, is such compensation is consistent with compensation policy of the company which was approved by the shareholders of the company in accordance with the Companies Law, and are no more beneficial to the recipient as such similar compensation previously granted to other holders of the same office.

Exchange Controls

There are currently no material Israeli currency control restrictions on payments of dividends or other distributions with respect to our securities or the proceeds from the sale of our securities, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel or otherwise as set forth in this section. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Israeli residents have an obligation to file reports with the Bank of Israel regarding certain transactions. In addition, Bank of Israel regulations require us to submit regular quarterly update reports concerning foreign investments in the Company.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to minutes of our general meetings, our shareholders register and principal shareholders register, our amended and restated articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association. The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Acquisitions under Israeli Law

Special Tender Offer

According to the Companies Law, an acquisition pursuant to which a purchaser will hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser will hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but rather by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis, or pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of controlling stake, or 45% or more of the company’s voting rights. In accordance with the Companies Law, such procedures are not required if the controlling stake or 45% of the company’s voting rights are purchased from an existing holder or a controlling stake or 45% of the company’s voting rights. A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control, shall not be taken into account). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions will become “dormant shares” and will not grant the purchaser any rights so long as they are held by the purchaser.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six (6) months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Mergers

The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. In the event, however, that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

Private Placements

Under the Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” in connection with a private placement as set forth above, is defined as a shareholder who holds five percent or more of the company’s outstanding share capital or voting rights, and which assumes the exercise of all of the securities convertible into shares either held by that person prior to such private placement or offered to such person under the private placement. In order for the private placement to be on “market terms” the board of directors has to determine and explain in detail that the private placement is on market terms, unless proven otherwise. Otherwise, under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in other special circumstances, such as a private placement completed in lieu of a special tender offer, or a private placement under circumstances which qualifies as a related party transaction requiring shareholder approval, approval at a general meeting of the shareholders of a company is then also required. A Registered Direct Offering in the United States is generally considered a private placement under the Companies Law.

Establishment

We were incorporated under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies in Jerusalem, Israel.

Transfer Agent and Registrar

Other than with respect to certain restricted ordinary shares, the shares for a publicly traded company such as ours, which is listed on TASE (and has ADSs listed on NASDAQ), are generally recorded in the name of our Israeli share registrar, Registration Company of United Mizrachi Bank Ltd. Our transfer agent and registrar for our ADSs is the depositary for our ADSs, Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Listing

Our ordinary shares are currently traded on TASE under the symbol “KTOV.” Our ADSs and the Series A warrants issued in each of November 2015 and July 2016 are listed on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with Bank Hapoalim or Bank Leumi, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under the heading “Where You Can Find Additional Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation and Government Programs - Taxation of our Shareholders” for more detail. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that doing so does not require registration of any securities under the Securities Act of 1933, as amended, or the “Securities Act.” If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory assurances from us that such distribution does not require registration of such securities under the Securities Act. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed by the holder of the ADSs or as described in the following sentence.  If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs.  The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	● Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	● Depositary services

Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account.  The spread is the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives in an offsetting foreign currency trade. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the number of ADSs that may be outstanding at any time as a result of pre-release will not normally exceed 30% of the total number of ordinary shares deposited under the deposit agreement, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion as to how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of the pre-release.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Transfer Agent and Registrar

Our transfer agent and registrar will be the depositary for our ADSs, Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Listing

Our ADSs are listed on The Nasdaq Capital Market under the symbol “KTOV.”

DESCRIPTION OF SERIES A WARRANTS

Our Series A warrants series currently listed on The NASDAQ Capital Market under the symbol “KTOVW”.

The following summary of certain terms and provisions of the outstanding Series A warrants is not complete and is subject to, and qualified in its entirety by the provisions of the Warrant Agent Agreement and form of Warrant Certificate, which is filed as an exhibit to the registration statement filed with the SEC on Form F-1 (Registration No. 333-207117) on November 18, 2015, as amended by the Letter Amendment to Warrant Agent Agreement which is filed as an exhibit to our Report on Form 6-K submitted to the SEC on June 29, 2016, as subsequently amended and supplemented. Investors should carefully review the terms and provisions set forth in the Warrant Agent Agreement and form of Warrant Certificate, as amended. Series A warrants are administered by the Bank of New York Mellon, as warrant agent.

Exercisability. The Series A warrants are exercisable immediately upon issuance and at any time up to November 25, 2020. The Series A warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below), together with the ADS issuance fee of $0.05 per ADS and other applicable charges and taxes. Unless otherwise specified in the Series A warrant, the holder will not have the right to exercise the Series A warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Series A warrants.

Cashless Exercise. In the event that a registration statement covering ordinary shares underlying the Series A warrants is not effective, and an exemption from registration is not available for the resale of such ordinary shares underlying the Series A warrants, the holder may, in its sole discretion, exercise Series A warrants and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of ADSs determined according to the formula set forth in the Warrant Agent Agreement. The issuance fee of $0.05 per ADS, as well as other applicable charges and taxes, are due and payable upon any cashless exercise.

Exercise Price. The initial exercise price per ADS purchasable upon exercise of the Series A warrants is equal to $3.78 per full ADS (which may be adjusted as set forth below). In addition to the exercise price per ADS, the $0.05 issuance fee per ADS and other applicable charges and taxes are due and payable upon exercise.

Adjustment Provisions. The exercise price and the number of ADSs issuable upon exercise are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications or similar events affecting our ADSs or ordinary shares.

Transferability. Subject to applicable laws, the Series A warrants may be transferred at the option of the holders upon surrender of the Series A warrants to the warrant agent, together with the appropriate instruments of transfer.

Warrant Agent and Exchange Listing. The Series A warrants will be issued in registered form under the Warrant Agent Agreement between us and the warrant agent.

Fundamental Transaction. If, at any time while the Series A warrants are outstanding, (1) we consolidate or merge with or into another person, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of our ordinary shares are permitted to sell, tender or exchange their ordinary shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding shares of ordinary shares, (4) we effect any reclassification or recapitalization of our ADSs or ordinary shares or any compulsory share exchange pursuant to which our ordinary shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of our outstanding ordinary shares, each, a “Fundamental Transaction”, then upon any subsequent exercise of the Series A warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ADSs then issuable upon exercise of the Series A warrant, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Shareholder. Except as otherwise provided in the Warrant Agent Agreement or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of Series A warrants does not have rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the Series A warrants.

Outstanding Series A warrants. As of March 16, 2020, there were 6,835,669 outstanding Series A warrants issued to public investors in our initial public offering in November 2015 and our follow-on public offering in July 2016, pursuant to prospectuses dated November 23, 2015 and June 30, 2016.